Exhibit 99.1

LAVA THERAPEUTICS N.V.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Loss

and Comprehensive Loss

(in thousands, except share and per share amounts) (unaudited)

		Three Months Ended
		March 31,
	Notes	2022	2021
Revenue:
Research and license revenue	6	$1,000	$1,000
Total revenue		1,000	1,000
Operating expenses:
Research and development	7	(7,601)	(18,712)
General and administrative	8	(4,298)	(1,727)
Total operating expenses		(11,899)	(20,439)

Operating loss		(10,899)	(19,439)
Interest expense, net		(163)	(129)
Foreign currency exchange gain (loss), net		566	(150)
Total non-operating income (expenses)		403	(279)

Loss before income tax		(10,496)	(19,718)
Income tax expense		(59)	(24)
Loss for the year		$(10,555)	$(19,742)
Foreign currency translation adjustment		(2,216)	(1,076)
Total comprehensive loss		$(12,771)	$(20,818)
Loss per share:
Loss per share, basic and diluted		$(0.41)	$(12.14)
Weighted-average common shares outstanding, basic and diluted		25,775,538	1,626,598

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Financial Position

(in thousands) (unaudited)

		March 31,	December 31,
	Notes	2022	2021
Assets
Non-current assets:
Property and equipment, net		$1,614	$1,445
Right-of-use assets		454	501
Other non-current assets and security deposits		750	796
Total non-current assets		2,818	2,742
Current assets:
Receivables and other		421	363
Prepaid expenses and other current assets		1,645	2,568
VAT receivable		468	371
Investments	10	38,433	42,334
Cash and cash equivalents		85,723	90,869
Total current assets		126,690	136,505
Total assets		$129,508	$139,247
Equity and Liabilities
Equity:
Share capital	11	$3,653	$3,653
Equity-settled employee benefits reserve		7,452	5,219
Foreign currency translation reserve		(5,678)	(4,042)
Additional paid-in capital		192,270	192,270
Accumulated deficit		(89,288)	(78,733)
Total equity		108,409	118,367
Non-current liabilities:
Lease liabilities		251	320
License liabilities	5	—	5,028
Borrowings		4,509	4,284
Total non-current liabilities		4,760	9,632
Current liabilities:
Trade payables and other		2,656	2,553
Lease liabilities		336	261
License liabilities	5	9,870	5,028
Deferred revenue	6	485	1,527
Accrued expenses and other current liabilities		2,992	1,879
Total current liabilities		16,338	11,248
Total liabilities		21,099	20,880
Total equity and liabilities		$129,508	$139,247

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands, except share amounts) (unaudited)

				Equity-
				settled	Foreign
				employee	currency
		Common	Share	benefits	translation		Accumulated
	Note	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2022		25,775,538	$3,653	$5,219	$(4,042)	$192,270	$(78,733)	$118,367
Loss for the period		—	—	—	—	—	(10,555)	(10,555)
Foreign currency translation adjustment		—	—	—	(1,636)	—	—	(1,636)
Share-based compensation expense	9	—	—	2,233	—	—	—	2,233
Balance at March 31, 2022		25,775,538	$3,653	$7,452	$(5,678)	$192,270	$(89,288)	$108,409

										Equity-
		Preference								settled	Foreign
			Series A		Series B		Series C			employee	currency
		Series A	Share	Series B	Share	Series C	Share	Common	Share	benefits	translation		Accumulated
	Note	shares	premium	shares	premium	shares	premium	shares	capital	reserves	reserve	APIC	deficit	Total
Balance at January 1, 2021		1,037,595	$722	3,899,766	$18,340	4,133,805	$22,026	281,775	$—	$922	$(1,003)	$—	$(33,386)	$7,621
Loss for the period		—	—	—	—	—	—	—	—	—	—	—	(19,742)	(19,742)
Share split		—	(143)	—	(536)	—	(589)	—	1,308	—	—	(40)	—	—
Issuance of Series C preferred shares, net		—	—	—	—	9,945,221	60,373	—	1,425	—	—	—	—	61,798
Repurchase of Series A and common shares		(718,250)	(400)	—	—	—	—	(165,750)	(122)	—	—	(4,760)	—	(5,282)
Conversion of Preference shares		(319,345)	(179)	(3,899,766)	(17,804)	(14,079,026)	(81,810)	18,298,137	—	—	—	99,793	—	—
Issuance of common stock in initial public offering, net		—	—	—	—	—	—	6,700,000	947	—	—	88,115	—	89,062
Foreign currency translation adjustment		—	—	—	—	—	—	—	—	—	(502)	(336)	—	(838)
Share-based compensation expense	9	—	—	—	—	—	—	—	—	641	—	—	—	641
Balance at March 31, 2021		—	$—	—	$—	—	$—	25,114,162	$3,558	$1,563	$(1,505)	$182,772	$(53,128)	$133,260

LAVA Therapeutics N.V.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands) (unaudited)

		Three Months Ended March 31,
	Notes	2022	2021
Cash flows from operating activities:
Loss before income tax		$(10,496)	$(19,718)
Adjusted for:
Depreciation and amortization of non-current assets		101	71
Foreign currency exchange (gain) loss, net		(566)	150
Depreciation and amortization of right-of-use assets		67	58
Share-based compensation expense	9	2,233	641
Income tax expense		(60)	(24)
Amortization of premium on investments		207	—
Changes in working capital:
Receivables and other		(56)	698
VAT receivable		(96)	123
Prepaid expenses and other assets		966	(384)
Trade accounts payable and other		105	337
Deferred revenue	6	(1,000)	(1,000)
License liabilities		(187)	14,179
Other liabilities		1,154	370
Net cash used in operating activities		(7,628)	(4,499)
Cash flows from investing activities:
Purchases of property and equipment		(323)	(166)
Purchases of investments		(17,241)	—
Maturities of investments		20,935	—
Net cash provided by (used in) investing activities		3,371	(166)
Cash flows from financing activities:
Proceeds from common shares from initial public offering, net	14	—	91,945
Proceeds from Series C financing, net		—	61,798
Payment of Series A preferred and common shares repurchased		—	(5,167)
Proceeds from borrowings		306	89
Payment of principal portion of lease liabilities		(36)	(5)
Net cash provided by financing activities		270	148,660
Net (decrease) increase in cash and cash equivalents		(3,987)	143,995
Cash and cash equivalents at the beginning of period		90,869	15,818
Effects of exchange rate changes		(1,159)	(1,567)
Cash and cash equivalents at end of period		$85,723	$158,246
Supplemental schedule of noncash operating and financing activities:
Deferred offering costs in accounts payable and accrued expenses		$—	$2,566

LAVA Therapeutics N.V.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

LAVA Therapeutics N.V., together with its subsidiary, is a clinical-stage immuno-oncology company utilizing its proprietary Gammabody™ platform to develop a portfolio of bispecific gamma delta T cell engagers for the potential treatment of solid tumors and hematological malignancies. The company’s innovative approach utilizes bispecific antibodies engineered to selectively kill cancer cells via the triggering of Vγ9Vδ2 T cell antitumor effector functions upon cross-linking to tumor-associated antigens. LAVA Therapeutics N.V. was incorporated in 2016 and is headquartered in Utrecht, the Netherlands. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to LAVA Therapeutics N.V. and its subsidiary.

In connection with becoming a public company, on March 29, 2021, the Company changed its name from “LAVA Therapeutics, B.V.” to “LAVA Therapeutics N.V.” The address of the Company’s registered office is Yalelaan 60, 3584 CM Utrecht, the Netherlands. The Company’s common shares are listed for trading under the symbol “LVTX” on The Nasdaq Global Select Market.

The Audit Committee of the Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on May 16, 2022.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2021 and 2020 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The accounting policies applied are consistent with those of the previous financial year. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of, and for the years ended, December 31, 2021 and 2020.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the unaudited condensed consolidated interim financial statements are disclosed in Note 3. The interim financial data as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 are unaudited. In the opinion of management, the interim financial data includes all adjustments, consisting only of normal recurring adjustments, necessary to a fair statement of the results for the interim periods.

Going concern

These condensed consolidated interim financial statements have been prepared by management on the assumption that the Company will be able to continue as a going concern, which presumes that the Company will, for the foreseeable future, be able to realize its assets and discharge its liabilities in the normal course of business.

Through March 31, 2022, the Company has funded its operations with proceeds from sales of equity financings, collaboration and licensing agreements, government grants and borrowings under various agreements. Since its inception, the Company has incurred recurring net losses. The Dutch Research and Development Act (WBSO) provides compensation for a part of research and development wages and other costs through a reduction in payroll taxes. WBSO grant amounts are offset against wages and salaries and included in research and development expenses in the consolidated statements of loss and comprehensive loss.

As of March 31, 2022, the Company had an accumulated deficit of $89.3 million. The Company expects to continue to generate operating losses in the foreseeable future. The Company expects that its cash, cash equivalents and investments of $124.2 million as of March 31, 2022 will be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months following the issuance of these financial statements. Accordingly, the consolidated financial statements have been prepared on a going concern basis.

Until we can generate sufficient product revenue to finance our cash requirements, which we may never do, we expect to finance our future cash needs through a combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements and other marketing or distribution arrangements. Disruptions in the financial markets in general may make equity and debt financing more difficult to obtain and may have a material adverse effect on our ability to meet our fundraising needs. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms, we may have to delay, reduce the scope of, or eliminate one or more of our operating activities, and consider other cost reduction initiatives, such as downsizing our operations or withholding initiation or expansion of clinical trials or research. In addition, in the event we are not able to generate sufficient funds, we may be unable to continue as a going concern and our business, financial condition and/or results of operations could be materially and adversely affected and could reduce the price of our common shares and we may ultimately go into insolvency. In addition, any perceived or actual inability by us to finance our clinical development activities and other business activities may cause the market price of our common shares to decline.

COVID-19

In March 2020, the COVID-19 virus caused a worldwide pandemic. Although the short- and long-term effects of this pandemic are unknown, the Company’s business operations have been impacted by the pandemic. To date these impacts have not been significant to our operations. These have, or may in the future, impact:

●	availability of supplies and equipment for our laboratories;
●	availability of staff;
●	start dates and recruitment in our clinical trials due to risks of opening and available resources at clinical sites;
●	availability of study drug; and
●	fundraising and access to the capital markets.

Management closely monitors the situation and, to its best ability, is focusing on mitigating measures and contingency plans to limit and prevent any potential impact on our business operations as much as possible.

Our financial condition and results of operations are most affected by our capital resources, continued research and development expenses and general and administrative expenses. Although the COVID-19 pandemic has impacted the timing of onboarding investigational sites and enrolling patients in our ongoing Phase 1/2a clinical trial for LAVA-051 and LAVA-1207, to date we have not experienced any material business disruption as a result of the COVID-19 pandemic.

Cash and Cash Equivalents

Cash and cash equivalents in the condensed consolidated interim statements of financial position are comprised of cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

Our objective in managing our cash resources (cash, cash equivalents and investments) is to preserve principal, achieve liquidity requirements, safeguard funds and optimize investment performance. We maintain our cash resources in accordance with our investment policy, which defines allowable investments, specifies credit quality standards and is designed to limit our credit exposure to any single issuer. Cash and cash equivalents include deposits and money market funds. Investments include United States (U.S.) Treasury bills and agency debt obligations, securities issued by public corporations and Dutch, European Union, and other municipal debt obligations. Our invested cash resources are deployed to achieve our operating objectives in furthering our programs. We are prohibited from borrowing for investment purposes and from engaging in any non-business-related investment activity that would be considered speculative according to the principles of conservative investment management.

For the purposes of the condensed consolidated interim statements of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts.

Investments

As of March 31, 2022, we have determined that we have the intent and ability to hold all investments in debt securities until maturity. Accordingly, all investments are recorded at amortized cost on our condensed consolidated interim statements of financial position, with the amortization of bond premiums or discounts and earned interest income recorded in our condensed consolidated interim statements of loss.

There were no new standards, interpretations, or amendments that became effective in the current reporting period which had an impact on the unaudited condensed consolidated interim financial statements.

Financial instruments

(i)	Financial assets

The Company’s financial assets are comprised of cash and cash equivalents, investments, trade and other receivables, security deposits and other current and non-current assets. All financial assets are recognized initially at fair value plus transaction costs that are attributable to the acquisition of the financial asset. Purchases and sales of financial assets are recognized on the settlement date; the date that the Company receives or delivers the asset. The Company classifies its financial assets primarily as cash and cash equivalents and receivables. Receivables are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. They are included in current assets.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired, or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full.

(ii)	Financial liabilities

The Company’s financial liabilities are comprised of trade and other payables, lease liabilities, and borrowings. All financial liabilities are recognized initially at fair value.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest method. The effective interest method amortization is included in finance costs in the consolidated statements of loss and other comprehensive loss.

Payables and borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Financial liabilities are derecognized when the obligation under the liability is discharged, canceled, or expires.

(iii)	Fair value measurements

The Company does not hold any financial assets and financial liabilities other than those measured at amortized cost. Management assessed that the carrying values of the Company’s financial assets and financial liabilities measured at amortized cost are a reasonable approximation of their fair values.

Note 3—Significant Accounting Judgments, Estimates and Assumptions

In the application of our accounting policies, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies which have the most significant effect on the amounts recognized in our unaudited condensed consolidated interim financial statements relate to revenue recognition, share-based payments, lease accounting, and to our research and license agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year, primarily relate to recognition of accruals for manufacturing and clinical trial activities. No significant adjustments to accruals have been recognized during the first three months of 2022 or 2021, due to conditions that existed as of December 31, 2021 or 2020, respectively. Additionally, there have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first three months of 2022 or 2021.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the years ended, December 31, 2021 and 2020.

Note 4—Equity

On March 29, 2021, the Company completed an initial public offering (IPO) of common shares in the U.S. pursuant to its registration statement on Form F-1, as amended (File No. 333-253795). Pursuant to the registration statement, the Company issued and sold 6,700,000 shares of $0.14 par value common stock at a price of $15.00 per share. Net proceeds from the IPO were approximately $89.0 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million.

On April 19, 2021, underwriters of the Company’s IPO consummated the exercise of their option to purchase 425,712 common shares from the Company at the price of $15.00 per share resulting in additional IPO proceeds to the Company of $5.9 million after deducting underwriting discounts and commissions of $0.4 million.

In March 2021, the Company also received $56.6 million in proceeds from the Series C financing, net of repurchasing Series A Preferred shares and common shares. Prior to the IPO in March 2021, all outstanding series of preferred shares were converted to common shares.

The share capital of LAVA Therapeutics N.V. consisted of 25,775,538 outstanding common shares at a nominal value of $0.14 per share as of March 31, 2022.

Note 5—License Liabilities

On February 25, 2021, the license and assignment agreement with Stichting VUmc (VUmc) was restated, due to the Company’s IPO which triggered a $13.7 million payment (VUmc payment). The VUmc payment was calculated as the following:

●	The Company shall issue common shares equal to $3.7 million divided by the IPO price and pay $0.3 million in cash, which was executed and paid in 2021; and
●	On each of the first and second anniversary of the IPO, the Company shall pay $5.0 million. Such payment shall be made in cash or common shares, at the election of the Company, valued using the closing price of common shares on the date two trading days prior to the respective anniversary of the IPO.

The first of the $5.0 million payments became due to VUmc in March 2022 and is expected to be settled through the issuance of approximately 490,769 shares of common stock and $2.5 million in cash. As of March 31, 2022, this payment has not been settled. The VUmc IPO anniversary payments are classified as a current liability in the unaudited condensed consolidated interim statements of financial position as of March 31, 2022, including the $5.0 million payment due in March 2023.

Note 6—Revenue

Research and License Revenue

In May 2020, the Company entered into a research collaboration and license agreement (Janssen Agreement) with Janssen Biotech, Inc. (Janssen). As part of the Janssen Agreement, the Company received a non-refundable upfront payment of $8.0 million, which is being recognized on a straight-line basis over the two-year term of the research activities under the agreement. As of March 31, 2022 and 2021 there were $0.5 million and $4.8 million, respectively, of remaining unearned income related to this payment. Revenues for both the three months ended March 31, 2022 and 2021 were $1.0 million, which related to the upfront payment. The straight line method of recognition materially approximates the cost to cost method of revenue recognition.

Note 7—Research and Development Expenses

Research and development expenses were as follows:

	Three Months Ended March 31,
(in thousands)	2022	2021
Pre-clinical and clinical trial expenses	$4,509	$2,788
Personnel-related expenses	1,442	970
Share-based compensation expense	784	135
Research and development activities expenses	526	258
Facilities and other research and development expenses	340	219
VUmc license expenses	—	14,342
	$7,601	$18,712

Note 8—General and Administrative Expenses

General and administrative expenses were as follows:

	Three Months Ended March 31,
(in thousands)	2022	2021
Share-based compensation expense	$1,449	$506
Personnel-related expenses	1,340	644
Insurance, facilities, fees and other related costs	775	90
Professional and consultant fees	734	487
	$4,298	$1,727

Note 9—Share-based awards

As of March 25, 2021, the 2018 Stock Option Plan and the 2020 U.S. Stock Option Plan ceased to have any future shares available, and the Company established the 2021 Long-Term Incentive Option Plan (the Plan) for all its employees, members of the Board of Directors and select external consultants.

Stock Options

There were 3,823,515 stock options outstanding as of March 31, 2022, at a weighted-average exercise price of $4.97 per share. During the three months ended March 31, 2022, 435,579 options were granted to employees at a weighted-average exercise price of $5.40 per share.

Total compensation cost recognized for all stock option awards was as follows:

	Three Months Ended March 31,
(in thousands)	2022	2021
Research and development	$784	$135
General and administrative	1,449	506
	$2,233	$641

The fair value of the share options has been measured using the Black-Scholes model. The assumptions used in the measurement of the fair values and the weighted average of the share options granted during the current quarter:

March 31, 2022
Expected annual average volatility	83,50%
Expected life, years	6,08
Dividend yield	—
Risk-free interest rate	1.65% - 2.20%
Weighted average grant date fair value	$3,85

The Company estimates volatility based on the historical volatility of its peer group. The unrecognized remaining stock-based compensation balance for shares issued from all option plans was approximately $6.5 million as of March 31, 2022, which is expected to amortize over a weighted-average one year.

Note 10—Investments

Our investments in debt securities consist of investments in highly-rated corporate bonds and U.S. Treasury securities, with maturities ranging from three months to one year. All of these investments are classified as current assets on our condensed consolidated interim statements of financial position. As of

March 31, 2022, the carrying value of our investments each were $38.4 million, which approximates fair value.

All investments in corporate debt securities have investment-grade credit quality indicators as published by Moody’s and Standard & Poor’s (S&P). As of March 31, 2022, our investments in debt securities had credit quality indicators ranging from A3 – AAA as published by Moody’s, and A- – AAA as published by S&P. U.S. Treasury securities are backed by the U.S. government. Given the high quality ratings of these investments in debt securities, we have not recorded an allowance for credit losses as of March 31, 2022.